UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Final Amendment)

BLACKROCK FIXED INCOME VALUE OPPORTUNITIES
(Name of Subject Company (Issuer))

BLACKROCK FIXED INCOME VALUE OPPORTUNITIES
(Name of Filing Person(s) (Issuer))

Shares of Common Beneficial Interest, Par Value $0.001 per share
(Title of Class of Securities)

09256W101
(CUSIP Number of Class of Securities)

John Perlowski
BlackRock Fixed Income Value Opportunities

55 East 52nd Street
New York, New York 10055
1-800-441-7762
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Filing Person(s))

With a copy to:

Thomas A. DeCapo, Esq.	Janey Ahn, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP	BlackRock Advisors, LLC
Four Times Square	55 East 52nd Street
New York, New York 10036-6522	New York, New York 10055

February 24, 2014
(Date Tender Offer First Published,
Sent or Given to Security Holders)

CALCULATION OF FILING FEE

Transaction Valuation: $30,985,500(a)	Amount of Filing Fee: $3,990.94(b)

(a)	Calculated at the aggregate maximum purchase price to be paid for interests in the offer.

(b)	Calculated at $128.80 per $1,000,000 of the Transaction Valuation.

[X]
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $3,990.94
Form or Registration No.:  Schedule TO-I, Registration No. 005-86109
Filing Party:  BlackRock Fixed Income Value Opportunities
Date Filed: February 24, 2014

[ ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]	third-party tender offer subject to Rule 14d-1.

[X]	issuer tender offer subject to Rule 13e-4.

[ ]	going-private transaction subject to Rule 13e-3.

[ ]	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: |X|

This Final Amendment relates to the Tender Offer Statement on Schedule TO (the “Statement”) originally filed on February 24, 2014 by BlackRock Fixed Income Value Opportunities (the “Fund”).  This is the Final Amendment to the Statement and is being filed to report the results of the Offer.  The following information is furnished pursuant to Rule 13e-4(c)(4):

1.	The Offer expired at 4:00 p.m., Eastern Time, on March 24, 2014.

2.
$30,972,344.60 of the Fund’s common shares were accepted for purchase by the Fund in accordance with the terms of the Offer.  Reference is made to the Press Release, dated March 25, 2014 that is attached as Exhibit 99.1.

3.	The value of the shares was calculated on March 24, 2014.

4.	Payment of the purchase price was made on or about March 27, 2014, in the amount of $30,972,344.60.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set out in this statement is true, complete and correct.

BLACKROCK FIXED INCOME VALUE OPPORTUNITIES
By:	/s/ John Perlowski
Name:	John Perlowski
Title:	President and Chief Executive Officer

Date: March 27, 2014

EXHIBIT INDEX
Exhibit
99.1	Press Release dated March 25, 2014